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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46293

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/17 (MM/DD/YY) AND ENDING 08/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Harveston Securities INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8301 E. PRENTICE AVENUE, SUITE 305
(No. and Street)

GREENWOOD VILLAGE (City) COLORAD (State) 80111 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MORGAN BASSEY (303) 832-8887
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ASSURANCE DIMENSIONS, INC.
(Name – *if individual, state last, first, middle name*)

5489 WILES ROAD, UNIT 303 (Address) COCONUT CREEK (City) FLORIDA (State) 33073 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

yw

OATH OR AFFIRMATION

I, MORGAN BASSEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARVESTONS SECURITIES, INC., as of AUGUST 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SUPANG BASSEY
NOTARY PUBLIC
STATE OF COLORADO

Signature

PRESIDENT/ CEO

Title

Notary Public

MY COMMSSION EXPIRES 10/23/2019

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HARVESTONS SECURITIES, INC.

FINANCIAL STATEMENTS

August 31, 2018

HARVESTONS SECURITIES, INC.

Financial Statements

TABLE OF CONTENTS

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder
of Harvestons Securities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Harvestons Securities, Inc. as of August 31, 2018, the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Harvestons Securities, Inc. as of August 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Harvestons Securities, Inc's management. Our responsibility is to express an opinion on Harvestons Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Harvestons Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of Harvestons Securities, Inc.'s financial statements. The supplemental information is the responsibility of Harvestons Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 (exemption) and Schedule III, Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 (exemption, is fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as Harvestons Securities, Inc.'s auditor since August 2015.
Coconut Creek, Florida
October 26, 2018

HARVESTONS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
As of August 31, 2018

ASSETS		
Current Assets		
Cash	$	342,812
Securities owned, at market		172,957
Deposits with clearing organization		100,000
Due from clearing organization		6,200
Other deposits		444
Total Current Assets		622,413
Property and equipment, net of accumulated depreciation of $92,856		-
Total Assets	$	622,413
LIABILITIES & STOCKHOLDER'S EQUITY		
Current Liabilities		
Accounts payable and accrued expenses	$	43,134
Related party payable		30,000
Payroll taxes payable		50,873
Income taxes payable		40,500
Pension plan payable		200,000
Total Current Liabilities		364,507
Total Liabilities		364,507
Stockholder's Equity		
Common stock, $1 par value; 1,000,000 shares authorized; 5,000 shares issued and outstanding		5,000
Additional paid in capital		250,300
Retained Earnings		2,606
Total Stockholder's Equity		257,906
Total Liabilities and Stockholder's Equity	$	622,413

The accompanying notes are an integral part of this financial statement.

HARVESTONS SECURITIES, INC.
STATEMENT OF OPERATIONS
For the Year Ended August 31, 2018

Revenues	
Underwriting income	$ 749,539
Trading revenue - fixed income	6,457
Trading loss - securities owned	(30,234)
Other income	1,994
	727,756
Expenses	
Operating expenses:	
Pension plan	200,000
Salaries	183,521
Occupancy and equipment expenses	58,373
General and administrative	57,651
Commissions	39,660
Travel and entertainment	38,795
Licenses and taxes	21,465
Clearing expenses	12,827
Communications	9,797
	622,089
Income before provision for income taxes	105,667
Provision for income taxes	37,800
Net Income	$ 67,867

The accompanying notes are an integral part of this financial statement.

HARVESTONS SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended August 31, 2018

	Common Stock Shares	Common Stock Amount $1 Par Value	Additional Paid In Capital	Retained Earnings	Stock-holder's Equity
Balances at August 31, 2017	5,000	$ 5,000	$ 315,309	$ (65,261)	$ 255,048
Capital distribution			(65,009)		(65,009)
Net income for the year				67,867	67,867
Balances at August 31, 2018	5,000	$ 5,000	$ 250,300	$ 2,606	$ 257,906

The accompanying notes are an integral part of this financial statement.

HARVESTONS SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Year Ended August 31, 2018

Cash Flows from Operating Activities:		
Net income	$	67,867
Adjustments to reconcile net income to net cash provided by operating activities:		
Realized gain on sale of securities		(7,248)
Unrealized loss on securities		37,482
Changes in operating assets and liabilites:		
Securities owned		39,974
Due from clearing organization		36,288
Accounts payables and accrued expenses		88,162
Income taxes payable		14,800
Deferred tax liability		(2,700)
Pension plan payable		(947)
Net cash provided by operating activities		273,678
Cash Flows from Financing Activities:		
Capital distribution		(65,009)
Net cash used for financing activities		(65,009)
Net Increase in Cash		208,669
Cash at the beginning of the year		134,143
Cash at the end of the year	$	342,812

Supplemental Cash Flow Information

Cash paid for income taxes	$	25,700
Cash paid for interest	$	-

The accompanying notes are an integral part of this financial statement.

1. ORGANIZATION, OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Organization:
Harvestons Securities, Inc. (the "Company"), was incorporated in the State of Colorado on January 15, 1993 for the purpose of conducting business as a registered, fully disclosed securities broker-dealer.

Harvestons has claimed an exemption from Rule 15c3-3 of the Securities and Exchange Commission. The Company does not hold cash or securities for the account of customers. The Company clears certain of its proprietary and customer transactions through a clearing organization on a fully disclosed basis. The amounts receivable from and/or payable to the clearing organization relate to these transactions. In addition, the Company maintains a deposit of $100,000 with the clearing organization at August 31, 2018.

Depreciation and Amortization
Depreciation is provided on a straight-line basis using estimated useful lives of three to five years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Securities Owned
Securities Owned consist of equities and are valued at quoted market value, which is a level 1 input, as described in Note 4. The resulting difference between cost and market is treated as unrealized gain or loss at the year end, which is included in trading revenue.

Income taxes
Income taxes are provided at the statutory rate, and are based on earnings reported in the financial statements. Deferred income taxes are provided using a liability approach based upon enacted tax laws and rates applicable to the periods in which the taxes become payable.

The Company recognizes and measures its unrecognized tax benefit in accordance with Accounting Standards Codification ("ASC")Topic 740, Income Taxes, ("ASC740"). Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company's tax returns ended August 31, 2015, 2016, 2017 and (although not yet filed) 2018 are subject to potential examination by the taxing authorities.

Cash and Cash Equivalent
The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company had no cash equivalents during the year ended August 31, 2018. ASC Topic 940-320-45-7 states that broker-dealers should report trading securities activities in the operation section of the statement of cash flows.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Financial Instruments

The Company accounts for its investment securities at fair value under accounting literature including Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 320, *Investments Debt and Equity Securities* ("FASB ASC 320"), pertaining to investments in debt and equity securities and the fair value option of financial instruments in FASB ASC 825, *Financial Instruments ("FASB ASC 825").*

Certain of the Company's assets and liabilities are required to be measured at fair value. For those assets and liabilities , the Company determines fair value using the fair value measurement provisions included in FASB ASC 820, *Fair Value Measurements and Disclosures* ("FASB ASC 820"). FASB ASC 820 establishes a single authoritative definition of fair value, sets out a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and requires additional disclosures about fair value measurements. The definition of fair value focuses on the price that would be received to sell the asset or paid to transfer the liability between market participants at the measurement date (an exit price). An exit price valuation will include margins for risk even if they are not observable. FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels ('Level 1, 2 and 3"). See note 4 for additional information regarding FASB ASC 820.

FASB ASC 320 requires that the Company classify its investments as either (i) held to maturity, (ii) available for sale, or (iii) trading. This determination is made at the time a security is purchased. FASB ASC 320 requires that both trading and available for sales securities are to be carried at fair value. However, in the case of trading assets, both unrealized and realized gains and losses are included in trading revenue in the statement of operations.

In the period presented, all securities were classified as trading. No securities were classified as held to maturity or available for sale. For the period presented, all securities owned by the Company were accounted for at fair value with unrealized and realized gains and losses recorded in the statement of operations.

During the year ended August 31, 2018 the Company recognized $7,248 realized gain and $37,482 in unrealized loss, resulting in net trading loss of $30,234.

All securities that are classified as trading are included in securities owned at market. The determination of fair value is based on quoted market prices of an active exchange, independent broker market quotations, valuations provided by pricing services or, when independent broker quotations or pricing service valuations are unavailable, valuation models prepared by the

Financial Instruments (continued)

Company's management. These models include estimates and the valuations derived from them could differ materially from amounts realizable in an open market exchange.

Revenue Recognition

The Company recognizes revenue from its various revenue streams as follows:

Investment Banking (Underwriting Income)

Investment banking revenues include gains, losses and fees, net of syndicate expenses, arising from securities offering in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fee at the time the underwriting is completed and the income is reasonably determinable.

Trading revenue

Proprietary securities transactions in trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on the trade date basis. The net trading gain / (loss) is recorded under revenue in accordance with ASC Topic 940, *"Financial Services-Brokers and Dealers"*. Refer to recent accounting pronouncements for adoption of ASC-606 *"Revenue from Contracts with Customers"*.

Commission revenue

Transactions for customers with related commission income and expenses are reported on the trade date basis. Amount receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition. The Company did not have any commission revenue during the year ended August 31, 2018.

Commission Expense

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Concentrations of Credit Risk

The Company engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company maintains its cash in bank deposit accounts, which at times, exceeds federally insured limits. At August 31, 2018, the Company's cash balance exceeded federally insured limits by $92,812. The Company has not experienced any losses in such accounts through August 31, 2018.

Recent Accounting Pronouncements
The Company adopts all applicable, new accounting pronouncements as of the specified effective dates.

In May 2014, the FASB issued Accounting Standards Update ("ASU") ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"), that outlines a comprehensive five-step revenue recognition model based on the principle that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In July 2015, the FASB approved a one-year deferral of the effective date of ASU 2014-09, and is applicable for annual reporting periods beginning after December 15, 2017, with an option that would permit companies to adopt the standard as early as the original effective date of 2017. The updated standard will replace most existing revenue recognition guidance in U.S. GAAP.

ASU 2014-09 may be adopted either retrospectively or on a modified retrospective basis whereby it would be applied to new contracts and existing contracts with remaining performance obligations as of the effective date, with a cumulative catch-up adjustment recorded to beginning retained earnings at the effective date for those contracts. The updated standard is effective for us on September 1, 2018. The initial analysis documenting the considerations for each revenue stream and areas that will be impacted by the new guidance is complete. As a result of the evaluation performed, the Company noted that there are no changes to the timing and recognition of revenue.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842). The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expenserecognition in the income statement. The new standard is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. A modified retrospectivetransition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The standard will be effective for us on September 1, 2019 and the Company is currently evaluating the impact of adoption on its financial position, results of operations and liquidity.

Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies that do not require adoption until a future date are not expected to have a material impact on our financial statements upon adoption.

2. NET CAPITAL REQUIREMENTS

Harvestons is subject to the Securities and Exchange Uniform Net Capital Rule for fully disclosed broker-dealers (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At August 31, 2018, the Company had net capital of $218,682, of which

2. NET CAPITAL REQUIREMENTS (continued)

$118,682 was in excess of its required net capital of $100,000. The Company had aggregate indebtedness in the amount of $364,507. Therefore, its ratio of aggregate indebtedness to net capital was 1.67 to 1 at August 31, 2018.

3. PROPERTY AND EQUIPMENT

Property and equipment consists of following at August 31, 2018:

Furniture and Fixtures	$ 35,333
Computers and Equipment	42,329
Leasehold Improvements	15,194
	92,856
Less: Accumulated Depreciation and Amortization	(92,856)
	$ -

These assets were fully depreciated at the beginning of the year. There is no depreciation expense for the current year.

4. FAIR VALUE MEASUREMENTS

In accordance with FASB ASC 820, the Company has categorized its financial instruments, based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the hierarchy under FASB ASC 820 are described below:

Level 1 Financial assets and liabilities whose values are based on unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 Financial assets and liabilities whose values are based on one or more of the following:

1. Quoted prices for similar assets or liabilities in active markets;
2. Quoted prices for identical or similar assets or liabilities in non-active markets;
3. Pricing models whose inputs are observable for substantially the full term of the asset or liability; or
4. Pricing models whose inputs are derived principally from or corroborated by observable market date through correlation or other means for substantially the full term of the asset or liability.
5. Values provided by independent pricing services.

Level 3 Financial assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable. These inputs reflect management's own assumptions about the assumptions a market participant would use in pricing the asset or liability.

4. FAIR VALUE MEASUREMENTS (continued)

In certain case, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirely falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirely. The Company's assessment of the significance of a particular input to the fair value measurement in its entirely requires judgement, and considers factors specific to the asset or liability.

At August 31, 2018 the Company's securities owned at market are deemed to be Level 1 as the fair value is based on quoted market values.

5. REVENUE CONCENTRATION

During the year ended August 31, 2018, the Company had a concentration of revenues from two customers comprising 24% and 62% of total revenues.

6. INCOME TAXES

The Company accounts for income taxes under Accounting Standards Codification 740, Income Taxes "ASC 740". ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial losses and the tax basis of assets and liabilities for both the expected future tax benefit to be derived from tax losses and tax credit carry forwards. ASC 740 additionally requires the establishment of a valuation allowance to reflect the likelihood of realization of deferred tax assets. Internal Revenue Code Section 382 "IRC 382" places a limitation on the amount of taxable income that can be offset by carry forwards after a change in control (generally greater than a 50% change in ownership).

The table below summarizes the differences between the Company's effective tax rate and the statutory federal rate as follows for the period ended August 31, 2018:

	2018
Statutory federal rate	25.7%
State tax rate, net of federal effect	3.4%
Change in valuation allowance	5.9%
Permanent differences	2.3%
Effective Tax Rate	37.3%

Deferred tax assets and liabilities are provided for significant income and expense items recognized in different years for tax and financial reporting purposes. The components of the net deferred tax assets for the year ended August 31, 2018 was as follows:

6. INCOME TAXES (continued)

	2018
Deferred tax assets:	
Unrealized losses on securities owned	$8,009
Less Valuation allowance	($8,009)
Net Deferred Tax Assets	$ -

The Company has fully reserved the deferred tax asset due to management's determination that it is highly unlikely that the Company will generate taxable income in the future and realize the tax benefits. The valuation allowance increased by $8,009 for the year August 31, 2018. Effective December 22, 2017 a new tax bill was signed into law that reduced the federal income tax rate for corporations from 35% to 21%. The new bill reduced the blended tax rate for the Company from 38.575% to 29.12% for fiscal 2018.

7. RELATED PARTY TRANSACTIONS AND COMMITMENTS

The Company rents office space from a related party entity under common control under a yearly lease expiring August 31, 2018 and renewing another year lease expiring August 31, 2019. The Company recorded rent expense of $30,000 for the year ended August 31, 2018. The Company has not paid this rent expense and it is recorded as a related party payable.

Harvestons also carries one month to month office lease at approximately $259 per month plus costs. Rent expense under these leases in fiscal year 2018 was $3,108.

The Company periodically receives advances from or advances money to the stockholder. Advances to and from the stockholder are made on an interest free basis. The stockholder had no balance due to or from the Company at August 31, 2018.

8.PENSION PLAN

The Company implemented a cash balance plan on September 1, 2015. The plan's fiscal year matches the Company's fiscal year. Employees become eligible after attaining age 21 and after 1 year of employment with the Company. The employee may become a participant of the plan as of the earlier of the first day of the plan year or the first day of the seventh month of such plan year coinciding with or next following the date such employee met the eligibility requirement. Eligible employees are not required to contribute to the plan. Contributions to the Plan are discretionary and are limited to specified percentages of compensation for the President, Executive Vice President and other employees. The Contributions are subject to a vesting schedule and become fully vested after 3 years of service. The Company recorded contributions of $200,000 for the year ended August 31, 2018. The Company has not funded this contribution and it is recorded as a pension plan payable at August 31, 2018.

9. COMMITMENTS AND CONTINGENCIES

Commitments and contingencies
In the normal course of business, we enter into commitments for either fixed income or equity underwritings. As of August 31, 2018, we had no such open underwriting commitments.

As a result of extensive regulation of broker-dealers, we are subject to regular reviews and inspections by regulatory authorities and self-regulation organizations. The reviews can result in the imposition of sanctions for regulatory violations, ranging from non-monetary censures to fines and, in serious cases, temporary or permanent suspension from conducting business, or limitations on certain business activities. In addition, regulatory agencies and self-regulatory organizations institute investigations from time to time into industry practices, which can also result in the imposition of such sanctions. Refer to the "Legal and regulatory matter contingencies" discussion within this footnote for more information about related loss contingency. See Note 2 for additional information regarding regulatory capital requirements applicable to us.

The Company entered into an office lease with a related party (see note 7) effective September 2017. The lease is renewed each year and the Company has renewed the lease until August 31, 2019. Future annual minimum payments required under operating lease obligations at August 31, 2018 are $30,000.

Legal and regulatory matter contingencies
In addition to the matter specifically described below, in the normal course of our business, we may be named, from time to time, as a defendant in various legal actions, including arbitrations, class actions and other litigation, arising in connection with our activities.

We are also subject, from time to time, to other reviews, investigations and proceedings (both formal and informal) by governmental and self-regulatory agencies regarding our business. Such proceedings may involve, among other things, our sales and trading activities, financial products or offerings we sponsored, underwrote or sold, and operational matters. Some of these proceedings may in the future result, in adverse judgments, settlements, fines, penalties, injunctions or other relief and/or require us to undertake remedial actions. For the year ended August 31, 2018, we have not been party to or subject to any legal and regulatory matters.

10. SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred subsequent to August 31, 2018, for possible disclosure or recognition in the financial statements. The Company has determined that there were no such events or transactions that warrant disclosure or recognition in the financial statements through the date these financial statements were available to be issued, October 26, 2018.

Supplementary Information

HARVESTONS SECURITIES, INC.
Schedule I : Computation of Net Capital Pursuant to SEC Rule 15c3-1
August 31, 2018

Net Capital

Total stockholder's equity from Statement of Financial Condition	$	257,906
Deduct non-allowable assets:		
Other deposits		444
		444
Total stockholder's equity qualified for net capital before haircuts on securities positions		257,462
Haircuts on securities postions:		
Other securities owned - net		25,944
Undue concentration		12,836
		38,780
Net capital		218,682
Net capital requirement		100,000
Net capital in excess of required net capital	$	118,682

Aggregate Indebtedness

Accounts payables and accrued expenses	$	73,134
Payroll taxes payable		50,873
Income taxes payable		40,500
Pension plan payable		200,000
Total aggregate indebtedness	$	364,507
Ratio: Aggregate Indebtedness to Net Capital		1.67 to 1

RECONCILIATION WITH THE COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17A-5 as of August 31, 2018)

Net capital, as reported in the Company's Part IIA (Unaudited) amended FOCUS report	$	218,682
Adjustments:		
None		-
Net capital, as adjusted	$	218,682
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) amended FOCUS report	$	364,507
Adjustments:		
None		-
Aggregate indebtedness, as adjusted	$	364,507

Noted: There were no difference between the Computation on Schedule I and the amended FOCUS report for August 31, 2018, filed by the Company on October 24, 2018.

HARVESTONS SECURITIES, INC.
Schedules II : Determination of Reserve requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
For The Year Ended August 31, 2018

The Company is exempt from the Reserve Requirement computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III : Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control Requirements under the (k)(2)(ii) exemptive provision.

Harvestons Securities, Inc.

8301 E. Prentice Ave., Suite 305, Greenwood Village, CO 80111
Tel: (303) 832-8887 Fax: (303) 832-8882

October 26, 2018

Exemption Report

RE: Harvestons Securities, Inc.' fiscal year end August 31, 2018 Certified Audit

Harvestons Securities, Inc. is operating under the (k)(2)(ii) exemption of SEC Rule 15c3-3, "Customer Protection Reserves and Custody of Securities". The firm does not hold cash or securities for the account of customers. All transactions are cleared through separate broker-dealers, on a fully disclosed basis.

To the best knowledge and belief, the firm qualifies for exemption from the provisions of SEC Rule 15c3-3(k)(2)(ii), and has met the identified exemption provisions for the year ended August 31, 2018 without exception.

Morgan Bassey
President/ CEO

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Board of Directors and Shareholder
of Harvestons Securities, Inc.:

We have reviewed management's statements, included in the accompanying Exemption Report required by SEC Rule 17a-5, in which (1) Harvestons Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Harvestons Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: under the provision (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" ('the "exemption provision") and (2) Harvestons Securities, Inc. stated that it has met the identified exemption provisions throughout the most recent fiscal year without exception. Harvestons Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Harvestons Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Section (k)(2)(ii) "Customer Protection-Reserves and Custody of Securities" of Rule 15c3-3 under the Securities Exchange Act of 1934.

Assurance Dimensions

Assurance Dimensions, Inc.
Certified Public Accountants
October 26, 2018

ASSURANCE DIMENSIONS
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4350 Pablo Professional Court | Jacksonville, FL 32224 | Office: 904.296.2024 | Fax: 904.296.0054
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 5489 Wiles Road, Unit 303 | Coconut Creek, FL 33073 | Office: 754.205.6417 | Fax: 754.205.6519

ASSURANCE DIMENSIONS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors and Stockholder of Harvestons Securities, Inc.:.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended August 31, 2018, which were agreed to by Harvestons Securities, Inc. ("the Company"), and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and any Other Designated Examining Authority, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. Harvestons Securities, Inc.'s management is responsible for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended August 31, 2018, as applicable, with the amounts reported in Form SIPC-7 for the year ended August 31, 2018, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, trial balance, ledgers of accounting activity, SIPIC 6 and bank statements noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, as described in #3, supporting the adjustments noting no differences; and

5) Compared the amount of payment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no material differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Assurance Dimensions

Assurance Dimensions, Inc.
Certified Public Accountants
October 26, 2018

ASSURANCE DIMENSIONS CERTIFIED PUBLIC ACCOUNTANTS & ASSOCIATES
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4350 Pablo Professional Court | Jacksonville, FL 32224 | Office: 904.296.2024 | Fax: 904.296.0054
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 5489 Wiles Road, Unit 303 | Coconut Creek, FL 33073 | Office: 754.205.6417 | Fax: 754.205.6519